UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2006

INDEX

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets available for Benefits at December 31, 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2006	3

Notes to Financial Statements	4 –12

Schedules

Supplemental Schedule:
Schedule H, line 4i—Schedule of Assets Held at End of Year	S-1 –S-8

All other schedules required by Sector 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S – 9

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Viacom 401(k) Plan (the “Plan”) at December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 28, 2007

VIACOM 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

December 31, 2006
Assets
Cash and cash equivalents	$75

Investments:
Investments, at fair value	433,799
Fully benefit-responsive investment contracts, at fair value	53,443

Total investments	487,242

Receivables:
Employee contributions	66
Employer contributions	23
Due from broker for securities sold	787
Investment income	381

Total receivables	1,257

Total assets	488,574

Liabilities
Accrued expenses and other liabilities	284
Due to broker for securities purchased	742

Total liabilities	1,026

Net assets reflecting all investments at fair value	487,548

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	410

Net assets available for benefits	$487,958

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2006
Additions to net assets attributed to:
Investment income:
Dividends	$3,334
Interest	3,524
Net appreciation in fair value of investments	40,639

Total investment income	47,497

Contributions:
Employee	41,747
Employer	14,928
Rollover	4,177

Total contributions	60,852

Received from prior trustee/custodian (Note 1)	386,101
Plan transfers and mergers (Note 2)	33,862

Total additions	528,312

Deductions from net assets attributed to:
Benefits paid to participants	39,142
Plan expenses	1,212

Total deductions	40,354

Net increase	487,958

Net assets available for benefits, beginning of year	0

Net assets available for benefits, end of year	$487,958

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—THE SEPARATION

On December 31, 2005, Viacom Inc. (“Viacom” or the “Company”) became a stand-alone public company in connection with its separation from the former Viacom Inc. (“Former Viacom”), which is now known as CBS Corporation (“CBS Corp.”). In connection with the separation, each share of Former Viacom Class A common stock was converted into the right to receive 0.5 of a share of Viacom Class A common stock and 0.5 of a share of CBS Corp. Class A common stock. Similarly, each share of Former Viacom Class B common stock was converted into the right to receive 0.5 of a share of Viacom Class B common stock and 0.5 of a share of CBS Corp. Class B common stock.

Viacom established the Viacom 401(k) Plan, effective as of January 1, 2006. In January 2006, net assets of approximately $386 million held in accounts for approximately 16,700 participants were transferred out of the Former Viacom 401(k) Plan (now known as the CBS 401(k) Plan) and into the Viacom 401(k) Plan (the “Plan”).

NOTE 2—PLAN DESCRIPTION

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which were appointed by the Company’s Board of Directors (the “Board”).

Related Party Transactions

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan. Certain Plan investment options include funds managed by the Trustee or companies affiliated with the Trustee and therefore those investments are considered a “party-in-interest” as such term is defined in ERISA. In addition, Viacom’s Executive Chairman of the Board and Founder, Sumner Redstone also serves as the Executive Chairman of the Board and Founder of CBS Corp. As such, certain Plan investments in shares of Viacom and CBS Corp. qualify as a party-in-interest.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Prior to January 1, 2007, certain part-time, freelance or project-based employees were eligible to participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period. Effective January 1, 2007, freelance and project-based employees of MTV Networks are eligible to participate in the Plan beginning on the first day of the calendar quarter coincident with or following the achievement of 1 year of service and the attainment of age 21. A year of service is measured under the elapsed time method of service crediting.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Plan Transfers and Mergers

Effective February 1, 2006, all active participants in the iFilm Corporation 401(k) Profit Sharing Plan & Trust (the “iFilm Plan”) became eligible to participate in the Plan. Effective after the close of business on May 31, 2006, the assets and liabilities of the iFilm Plan were merged into the Plan.

Effective June 25, 2006, all active participants in the DreamWorks 401(k) Plan (the “DreamWorks Plan”) became eligible to participate in the Plan. Effective after the close of business on June 30, 2006, the assets and liabilities of the DreamWorks Plan were merged into the Plan.

Effective July 1, 2006, all active participants in the Xfire Inc. 401(k) Plan (the “Xfire Plan”) became eligible to participate in the Plan. Effective after the close of business on November 30, 2006, the assets and liabilities of the Xfire Plan were merged into the Plan.

In connection with these plan transfers and mergers, participants’ accounts of approximately $33.9 million were transferred to funds in the Plan that the Viacom Investments Committee, the members of which were appointed by the Board, determined to be of similar nature to the funds in the merged plans.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and the participant’s share of the Plan’s income or losses in the investment options, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among fifteen investment options. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. Some plan participants also continue to be invested in CBS Corp. Class A and Class B common stock as a result of the separation, but those funds have been closed to new investment since January 1, 2006. The Plan intends to eliminate the CBS Corp. Class A and Class B common stock funds in 2007 and redirect the invested funds into other investment options.

Participants may also elect to open a self-directed brokerage account (“SDA”). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the INVESCO Stable Value Fund (“INVESCO Fund”). A participant may transfer up to 25% of his or her account balance (net of any loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and subsequent individual transfers may not be less than $1,000.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Code limitations set forth below. Any eligible full-time employee is deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 5% of the employee’s eligible compensation upon his or her date of hire. Effective April 1, 2007, any newly eligible freelance or project-based employee of MTV Networks is deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 5% of the employee’s eligible compensation. Any such deemed authorization takes effect following the 45th day the employee becomes eligible to participate in the Plan. However, a deemed authorization does not take effect if, during the 45-day period, the employee elects not to participate in the Plan or to participate at a different contribution rate.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $15,000 for 2006. Total compensation considered under the Plan based on Code limits could not exceed $220,000 for 2006. The Code also limited annual aggregate participant and employer contributions to the lesser of $44,000 or 100% of compensation in 2006. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

In 2006, the Compensation Committee of the Board set the employer performance-based matching contribution at 60% of the first 5% of eligible compensation contributed on a before-tax basis. Effective February 1, 2007, the Compensation Committee approved amendments adopted by the Viacom Retirement Committee that established a fixed matching contribution equal to 60% of the first 5% of eligible compensation contributed on a before tax-basis.

Employer matching contributions are initially invested entirely in Viacom Class B common stock. All participants may transfer the employer matching contributions out of Viacom Class B common stock to any other investment fund offered under the Plan.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions. These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,000 in 2006.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service. Transition rules apply to participants of plans that were merged into the Plan. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses. Employer matching contributions of approximately $550,000 were forfeited in 2006. The Company utilized forfeitures of approximately $97,000 to pay administrative expenses during 2006. As of December 31, 2006, the Company had forfeitures of approximately $747,000 available to be used as noted above which includes interest earned on forfeitures of $24,000 and a carryover forfeiture credit of approximately $270,000 from the CBS 401(k) Plan.

Loans to Participants

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in the Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Loans outstanding of $6.5 million carried interest rates ranging from 4% to 12% as of December 31, 2006.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants in the Plan may withdraw all of their after-tax and rollover contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. The Plan limits participants to a maximum of two withdrawals in each calendar year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping and Trustee fees are paid from participant accounts. For 2006, $100,900 was paid to the trustee and $343,200 to the recordkeeper for such services.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Effective December 31, 2006, the Plan adopted FASB Staff Position (“FSP”) NOS. AAG INV-1 and Statement of Position 94-1-1 (“SOP 94-1-1”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the INVESCO Fund from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Net Assets Available for Benefits is prepared on a contract value basis.

For additional information regarding the Plan’s fully benefit-responsive investment contracts, please refer to Note 8.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at amortized cost, which approximates fair value due to the short-term maturity of these investments. Investments in registered investment companies and in corporate common stocks are reported at fair value based on quoted market prices on national securities exchanges. The fair values of investments in common/collective trust funds are determined by each fund’s trustee based upon the fair value of the underlying securities based on quoted market prices on national securities exchanges. Participant loans are recorded at cost, which approximates fair value. Cash and cash equivalents are valued at cost plus accrued interest. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

The INVESCO Fund (“the Fund”) invests primarily in fully benefit-responsive investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments; typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statement of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest credit rate than would otherwise be the case. If the Adjustment

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

from Fair Value to Contract Value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest is protected.

See Note 8 for a listing of the fully benefit-responsive investment contracts.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation (depreciation) in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 5—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

At December 31, 2006
Viacom Class B Common Stock	$63,735
Barclays Global Investors S&P 500 Index Fund	$51,047
Capital Guardian International Equity Fund	$37,748
CBS Corp. Class B Common Stock	$32,315

During the year ended December 31, 2006 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated as follows:

Registered investment companies (mutual funds)	$6,921
Corporate common stocks	15,304
Common/collective trusts	18,265
Other assets	149

Net appreciation in fair value of investments	$40,639

NOTE 6—INCOME TAX STATUS

The Plan will be submitted on or before January 31, 2008 to the Internal Revenue Service (“IRS”) for a determination that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 7—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 8—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $53.9 million held by the INVESCO Fund:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America	Wrapper	AA/Aa1		$0
	IGT AAA Asset-Backed Securities Fund		$11,991

			11,991	0	$(19)

ING	Wrapper			0
	IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	9,602

			9,602	0	110

Monumental	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund		9,604

			9,604	0	110

Rabobank	Wrapper	AAA/Aaa		0
	Cash on Hand		289
	USTN 3.125 4-09 (CUSIP: 912828CE8)		1,328

			1,617	0	(3)

State Street	Wrapper	AA/Aa2		0
	IGT INVESCO Short-term Bond Fund		12,396

			12,396	0	103

UBS AG	Wrapper	AA+/Aa2		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		8,233

			8,233	0	109

Total			$53,443	$0	$410

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield was approximately 5.01% for 2006 and crediting interest rates were approximately 5.16% at December 31, 2006.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 9—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
Net assets available for benefits per the financial statements	$487,958
Amounts allocated to withdrawing participants	(463)

Net assets available for benefits per the Form 5500	$487,495

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2006
Benefits paid to participants per the financial statements	$39,142
Add: Amounts allocated to withdrawing participants at December 31, 2006	463

Benefits paid to participants per the Form 5500	$39,605

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2006 but were not paid as of that date.

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2006

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Self Directed Accounts			$1,811

Corporate Common Stocks
Accenture LTD Bermuda CL A			730
Acxiom Corp. Com			59
Adobe Sys Inc Del Com			1,696
Advanced Med Optics Inc			74
Aegon N V American Reg Shr			398
Aeropostale Inc.			25
AGL Res Inc.			253
Airgas Inc.			41
Akzo Nobel N.V. Adr			609
Albemarle Corp.			29
Alcoa Inc Com			180
Alliance Data Sys Corp. Com			287
Alliant Techsystems Inc Com			86
Altera Corp. Com			294
AMB PPTYS Corp. Com			147
America Movil SAB De C V			286
American Eagle Outfitters New			206
American PWR Conversion Corp.			275
American Tower Corp.			602
Americredit Corp. Com			179
Amerigroup Corp.			219
Amphenol Corp. New CL A			50
Amylin Pharmaceuticals Inc Com			296
AnnTaylor Stores Corp. Com			207
Arrow Electrs Inc Com			28
Arvinmeritor Inc Com			38
Associated Banc Corp. Com			70
Astrazeneca PLC Sponsored ADR			1,438
AT&T Inc Com			443
Autodesk Inc Com			1,585
Automatic Data Processing Inc			514
Avaya Inc Com			242
Avon Prods Inc Com			330
Baker Hughes Inc Com			650
Bank of Hawaii Corp.			92
Becton Dickinson & Co Com			203
Belo Corporation			15
Berkley W R Com			266
BMC Software Inc Com			264
Boeing Co Com			2,319
Brinker Intl Inc Com			299
Bristol Myers Squibb Co Com			395

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2006

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
C H Robinson Worldwide Inc			114
Cadence Design Sys Inc. Com			14
Camden PPTY TR Shs Ben Int			52
Cameco Corp.			1,504
Capital One Finl Corp.			807
Cardinal Health Inc Com			1,127
Carlisle Cos Inc Com			126
* CBS Corp. Class A Common Stock			781
* CBS Corp. Class B Common Stock			32,315
Cemex SAB De CV Spons Adr New			152
Chevron Corporation Com			1,397
Chicago Mercantile Exch Hldgs			856
Chubb Corp. Com			476
Cisco Sys Inc Com			2,161
Citigroup Inc Com			1,058
Comcast Corp. New CL A			1,862
Commerce BanCorp. Inc NJ			1,233
Commercial Metals Co			54
Commscope Inc Com			219
Computer Sciences Corp. Com			491
Compuware Corp.			131
Conocophillips			755
Corporate Executive BD Co Com			371
CSG Sys Intl Inc			59
CYTYC Corp. Com			127
Danaher Corp. Com			1,093
Dell Inc Com			517
Diebold Inc			9
Disney Walt Co Com			1,007
Dollar Tree Stores Inc			108
Dow Chemical Co Com			999
Duke Energy Corp. New Com			355
Dun & Bradstreet Corp. Del New			66
Ebay Inc Com			1,175
Echostar Communications Corp.			285
Edwards A G Inc. Com			139
Edwards Life Sciences Corp. Com			56
Elan Corp. PLC Adr			348
Electronic Data Sys Corp. New			603
EMC Corp. Mass			541
Energy East Corp. Com			191
Equifax Inc. Com			715

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2006

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Equity Office PPTYS TR Com			448
Exxon Mobil Corp.			498
F5 Network Inc. Com			134
Federated Dept Stores Inc. Del			328
Fedex Corp. Com			978
First Marblehead Corp.			71
FirstEnergy Corp. Com			205
Fluor Corp. New Com			1,431
FMC Corp. New Com			84
Franklin Res Inc. Com			1,548
Freeport McMoran Copper & Gold			394
GAP Inc. Com			419
General Dynamics Corp. Com			1,633
General Electric Co Corp.			2,188
Genlyte Group Inc. Co.			39
Genuine Parts Co. Com			432
Genworth Finl Inc			222
Gilead Sciences Inc. Com			286
GlaxoSmithKline PLC Sponsored			580
Goldman Sachs Group Inc.			331
Google Inc. CL A			1,773
Graco Inc. Com			162
Grant Prideco Inc. Com			231
Greater Bay BanCorp. Com			103
Halliburton Co Com			938
Harley Davidson Inc. Com			555
Harris Corp. Del Com			216
Harte-Hanks Inc. Com			30
HCC Ins Hldg. Inc. Com			241
Health Mgmt Assoc Inc New CL A			236
Health Net Inc Com Stk			117
Henry Jack & Assoc Inc. Com			34
Herman Miller Inc. Com			145
Hewlett Packard Co Com			2,148
Hillenbrand Inds Inc Com			63
Hitachi Ltd Adr 10			437
Honda Mtr Ltd Adr			316
Hormel Foods Corp. Com			134
Hospitality PPTYS TR Com SHS			209
Hunt J B Trans Svcs Inc			75
Ida Corp. Inc. Com			77
Indymac BanCorp. Inc Com			253
Ingram Micro Inc CL A Com			116

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2006

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Integrated Device Tech Inc.			8
International Game Technology			389
International Paper Co. Com			188
Interpublic Group Cos Inc Com			245
Intersil Corp. CL A			172
Intuitive Surgical Inc			96
ITT EDL Svcs Inc Com			246
Jack in the Box Inc Com			67
Jacobs Engr Group Inc. Com			220
Jefferies Group Inc New Com			64
Joy Global Inc			795
Knight Cap Group Inc.			117
Koninklijke Philips Electrs NV			225
Lam Resh Corp. Com			294
Liberty Media Hldg Corp.			130
Liberty Media Hldg Corp. Cap			197
Lifepoint Hosps Inc Com			148
Lincare Hldgs Inc. Com			299
Lincoln Elec Hldgs Inc. Com			36
Linear Technology Corp. Com			805
Lowes Corp. Com			481
Lyondell Chemical Co Com			38
Manpower Inc Wis			763
Masco Corp. Com			418
Matsushita Elec Ind Spon ADR			1,005
MBIA Inc Com			183
McDonalds Corp. Com			1,263
Medtronic Inc Com			2,727
Memc Electronics Materials			114
Mentor Graphics Corp. Com			121
Meredith Corp. Com			28
Mettler-Toledo Intl Inc			32
Microchip-Technology Inc. Com			62
Millennium Pharmaceuticals Inc.			259
Moneygram Intl Inc.			41
Monsanto Co New Com			497
Monster Worldwide Inc. Com			978
Moodys Corp. Inc.			791
Motorola Inc. Com			1,497
MPS Group Inc			104
MSC Indl Direct Inc. CL A			207
Mylan Labs Inc PA Com			96
NASDAQ Stk Mkt Inc Com Stk			1,028

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2006

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
National Fuel Gas Co N J			139
National Instrs Corp. Com			52
NBTY Inc			42
NCR Corp. New			210
Network Appliance Inc Com			2,219
New Plan excel Rlty Tr Inc Com			170
Newport Corp. Com			75
News Corporation CL A			1,441
Nike Inc CL B Com			248
Noble Energy Inc			132
Nordson Corp.			50
Nortel Networks Corp. New Com			61
Nova Chemicals Corp. Com			95
Occidental Pete Corp. Com			670
Odyssey Re Hldgs Corp. Com			26
Ohio Cas Corp.			125
Old Rep Intl Corp. Com			44
Olin Corp. Com Par $1.00			101
Oneok Inc New Com			306
Oracle Corporation Com			1,489
Oshkosh Truck Corp. CL B			169
Overseas Shipholding Grp Inc.			51
Packaging Corp. Amer Com			190
Patterson Uti Energy Inc Com			163
Pepco Hldgs Inc.			57
PepsiAmericas Inc Com			67
Pepsico Inc Com			646
Perrigo Co Com			114
Pfizer Inc Com Stk USD 0.05			1,425
Pioneer Nat Res Co			56
Pitney Bowes Inc Com			351
Plains Exploration & Prodtn			14
PMI Group Inc.			24
PNM Res Inc.			118
Pogo Production Co Com			102
Polycom Inc.			22
Potash Corp. Sask Inc Com			253
Precision Castparts Corp.			94
Puget Energy Inc New			41
Radian Group Inc			221
Rayonier Inc. Com			209
Real Networks Inc. Com			50
Rent A Ctr Inc New Com			153
Republic Svcs Inc Com			85

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2006

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Rohm & Haas Co Com			383
Ross Stores Inc Com			281
Royal Dutch Shell Plc			566
Ruby Tuesday Inc.			55
Safeco Corp. Com			313
Sandisk Corp.			504
Sanofi-Aventis ADR			2,700
Scana Corp. New Com			65
Schein Henry Inc. Com			78
Schering Plough Corp. Com			2,250
Schlumberger Ltd Com			379
SEI Investment Co Com			42
Semtech Corp.			20
Sensient Technologies Corp. Com			89
Sierra Pac Res New Com			209
Sony Corp. Amern SH New ADR			1,186
Sotheby’s Com Shs			146
Sprint Nextel Corp. Com Ser 1			491
St Jude Med Inc Com			432
St Paul Companies Inc			966
StanCorp. Finl Group Inc Com			81
Starwood Hotels & Resorts Com			676
State Street Corp.			735
Steel Dynamics Inc Com			305
Steris Corp. Com			18
Sun Microsystems Inc Com			340
SVB Finl Group			37
Swift Transn Inc Com			144
Sybase Inc Com			131
Symantec Corp. Com			412
TCF Finl Corp.			159
Techne Corp. Com			94
Telephone & Data Sys Inc Com			92
Thermo Fisher Scientific			412
Thomas & Betts Corp. Com			180
Thomson			98
Thor Inds Inc Com			75
Tidewater Inc Com			227
Time Warner Inc			1,372
Timken Co			82
Transaction Systems Architects			29
Trinity Inds Inc			194
TXU Corp.			912
Tyco Intl Ltd New Com			684
UBS AG Shs New			1,952

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2006

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Unilever N V New York Shs New			501
Union Pac Corp. Com			1,104
United Parcel Svc Inc CL B			1,185
UnitedHealth Group Inc Com			2,443
UT Starcom Inc Com			38
Valspar Corp.			152
Varian Med Sys Inc Com			28
* Viacom Class A Common Stock			1,053
* Viacom Class B Common Stock			63,735
Vishay Intertechnology Inc			45
Vodafone Group PLC New			542
Volvo Aktiebolaget ADR B			248
Wachovia Corp. New Com			1,306
Wal Mart Stores Inc Com			1,624
Waste Mgmt Inc Del Com			548
Weingarten Rlty Invs Sh Ben			69
Wellpoint Inc.			787
Wells Fargo & Co New Com			356
Werner Enterprises Inc Com			47
Western Digital Corp. Del Com			227
Western Un Co Com			692
Whole Foods Mkt Inc.			276
Williams Sonoma Inc Com			201
Wisconsin Energy Corp. Com			24
Wyeth			458
Xerox Corp. Com			678

Total Corporate Common Stocks			222,534

Registered Investment Companies
DFA U.S. Small Cap Fund			21,670
Vanguard FTSE Social Index Fund			1,893
Vanguard Lifestrategy Conservative Growth Fund			5,512
Vanguard Lifestrategy Moderate Growth Fund			21,017
Vanguard Lifestrategy Growth Fund			17,240

Total Registered Investment Companies			67,332

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2006

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Common/Collective Trusts and GICs
Barclays Global Investors S&P 500 Index Fund			51,047
Capital Guardian Emerging Markets Equity Fund			18,755
Capital Guardian International Equity Fund			37,748
* EB Temporary Investment Fund			5,441
* Mellon Capital Tactical Asset Allocation Fund			2,349
* Mellon Bank EB SMAM Aggregate Bond Index Fund			20,283
Bank of America—Contract #05-066	IGT INVESCO AAA ABS; Evergreen		11,991
Bank of America Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(19	)(2)
ING Life & Annuity – Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		9,602
ING Life & Annuity Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			110	(2)
Monumental – Contract #MDA00730TR	IGT MxMgr A+ Int G/C; Evergreen		9,604
Monumental Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			110	(2)
State Street Bank – Contract #106001	IGT INVESCO ShrtTm Bond; Evergreen		12,396
State Street Bank Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			103	(2)
UBS AG – Contract #5213	IGT MxMgr A+ Core; Evergreen		8,233
UBS AG Wrapper at Fair Value, plus Adjustment to Contact Value, Synthetic GIC			109	(2)

Total Common/Collective Trusts and GICs			187,449

Other Assets
Rabobank Nederland – Contract #VIA010601	Cash; STIF	289	289
	USTN 3.125 4-09; Cusip# 912828CE8; coupon 3.13; 4/15/2009	1,315	1,328
Rabobank Nederland Wrapper at Fair Value, plus Adjustment to Contract Value	Synthetic GIC		(3	)(2)

Total Other Assets		1,604	1,617

Loans to Participants	Various maturities and interest rates ranging from 4% to 12%		6,499

Grand Total		$1,604	$487,242

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.
(2)	Amounts represent adjustment to contract value totaling $410,000 and are not included in the totals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 28, 2007	By:	/s/ John R. Jacobs
John R. Jacobs
Member of the Retirement Committee